Filed Pursuant to Rule 424(b)(3)

Registration No. 333-116531

PROSPECTUS

7,500,000 Shares

Common Stock

This prospectus relates to the resale of up to 7,500,000 shares of our common stock by the selling stockholders listed in this prospectus under the section “Selling Stockholders.”

The selling stockholders may sell all or a portion of the shares from time to time at prices which will be determined by the prevailing market price for the shares. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Our common stock is traded on The Nasdaq National Market under the symbol “DIGL.” On June 10, 2004, the closing price of our common stock on The Nasdaq National Market was $2.09 per share.

Investing In Our Common Stock Involves A High Degree Of Risk. See “Risk Factors”

Beginning On Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 23, 2004

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

Our logo and the names of our products named in this prospectus, including Digital Lightwave® and Network Information Computers®, are our trademarks, trade names or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

THE COMPANY

Digital Lightwave®, Inc. provides the global fiber-optic communications industry with products and technology used to develop, install, maintain, monitor, and manage fiber optic-based networks. Telecommunications service providers and equipment manufacturers deploy our products to provide quality assurance and ensure optimum performance of advanced optical communications networks and network equipment. We sell our products worldwide to leading and emerging telecommunications service providers, telecommunications equipment manufacturers, equipment leasing companies and international distributors.

Fiber optics deliver increased network bandwidth for the transmission of voice, video, audio and data traffic over public and private networks, including the Internet. Our products provide the capabilities to cost-effectively deploy and manage fiber-optic networks to address increasing demand for bandwidth. While the technology of optical networking is highly advanced, our products are used to verify that telecommunications products and systems function and perform properly. Specific customer applications of our diagnostic equipment include the qualification of products during manufacturing, the verification of service during network installation and the monitoring and maintenance of deployed networks.

Our products currently include Network Information Computers®, or NICs®, which are portable instruments for the installation and maintenance testing of advanced, high-speed networks and transmission equipment. The NIC product family provides diagnostic capabilities for testing the performance of both optical and legacy electrical networks with an array of communications standards and transmission rates. Introduced in 1996, the NIC offers significant benefits over conventional test devices, with its compact design, ease of use and flexible software-based architecture. We have continued to enhance the NIC’s functionality and performance with the release of subsequent models. In 2000, we introduced a NIC platform that analyzes international telecommunications standards, thereby extending our addressable market from principally North America to other major regions of the world. In 2001, we launched the NIC Plus™, a significant enhancement to the NIC product line. The NIC Plus provides a single platform on which to perform a multitude of tests for networks implemented under both North American and international communications standards, operating at transmission rates ranging from the lowest-speed electrical rates (DS0/64kbps) through the highest-speed optical rates

(OC-192/STM-64/10Gbps), as well as emerging packet-based networks, such as Gigabit Ethernet and Packet over SONET. The NIC Plus also offers a new level of flexibility, enabling users to configure the product to meet their specific needs through add-ons and modules and thereby preserve the value of their prior investments.

In 1998, we introduced our Network Access Agent™, or NAA™, product family. NAAs are unattended, software-controlled, performance monitoring and diagnostic systems permanently installed within optical-based networks. NAAs embed the capabilities of our portable Network Information Computers within a customer’s network infrastructure, allowing centralized, remote network management. In 1999, we introduced the NAA IV™, a monitoring and diagnostic system for global optical and electrical networks, including Dense Wavelength Division Multiplexing technology. The modular architecture of our NIC has enabled the transfer of technology to our NAA product family, resulting in a broad range of embedded diagnostic products for optical, electrical and emerging packet-based networks. The NIC architecture allows our customers to use the same test solution in both portable and network-installed implementations, which yields increased flexibility and a greater return on their investment in test equipment.

Both NICs and NAAs can be configured with a multi-port, high-speed, optical module, enabling concurrent measurement and monitoring of multiple optical channels. This capability offers our customers the ability to thoroughly exercise and test their equipment under fully operational load conditions.

We also provide, as an extension of our product line, optical monitoring and diagnostic circuit packs and subsystems that are custom-designed to meet specific customer requirements. These solutions enable customers to utilize our flexible architecture for the testing of unique or product-specific requirements, which can result in significant customer cost savings compared to off-the-shelf solutions.

Digital Lightwave was incorporated in California in 1990 and reincorporated in Delaware in 1996. Unless the context indicates otherwise, the “Company,” “we,” “our,” “us,” and “Digital Lightwave,” as used in this registration statement, refer to Digital Lightwave, Inc., a Delaware corporation, and its predecessor entity and consolidated subsidiaries, unless the context suggests otherwise. Our principal executive offices are located at 15550 Lightwave Drive, Clearwater, Florida, 33760, and the telephone number is (727) 442-6677.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” other similar expressions and the negative of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this prospectus. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include, but are not limited to, those noted in “Risk Factors” below and in the documents incorporated by reference. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Our business is subject to various risks, including those described below. You should carefully consider the following risks, together with all of the other information included in this prospectus and the documents incorporated by reference before deciding to invest in our securities. Any of these risks could materially adversely affect our business, operating results and financial condition.

Our ability to continue as a “going concern” is uncertain.

Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The independent certified public accountants’ report on our financial statements as of and for the fiscal year ended December 31, 2003, includes an explanatory paragraph which states that we have suffered recurring losses from operations and have a working capital deficiency that raise substantial doubt about our ability to continue as a going concern.

Beginning in the third quarter of 2001 and continuing through December 31, 2003, we have experienced combined net losses of $115.5 million. During 2003, we reported cash flows used by operations of $16.4 million. For the three months ended March 31, 2004, we reported a net loss of approximately $2.5 million and cash flows used by operations of approximately $2.7 million. We expect to continue to incur operating losses at least through the second quarter of 2004. Management has taken actions to reduce operating expenses and capital expenditures, including restructuring operations to more closely align operating costs with revenues.

Our ability to meet cash and future liquidity requirements is dependent on our ability to raise additional capital, resolve the legal actions brought against us, successfully negotiate extended payment terms with certain creditors, attain our business objectives, maintain tight controls over spending and our ability to release new products and product upgrades on a timely basis. If our cash requirements cannot be satisfied from cash flows from operations and the infusion of additional capital, we may be forced to implement further expense reduction measures, including, but not limited to, further workforce reductions, the sale of assets, the consolidation of operations and/or the delay, cancellation or reduction of certain product development, marketing, licensing, or other operational programs.

Effective May 21, 2004, we entered into a non-binding term sheet with Optel, LLC and Optel Capital, LLC, collectively referred to as Optel, which are entities controlled by our majority stockholder and current chairman of the board of directors, Dr. Bryan J. Zwan, to allow us time to raise additional capital and restructure our business to a level that would allow us to remain a going concern. The term sheet provides for an extension of the maturity date of the outstanding debt and certain additional advances from Optel in consideration of us making all of such debt convertible into our common stock and issuing Optel warrants to purchase additional shares of our common stock. The closing of the debt restructuring transaction is subject to definitive documentation and approval by a majority of our stockholders who are not affiliated with Optel or any of its affiliates. If such stockholders approve the debt restructuring transaction, then, based on past performance and current expectations, we believe that our existing cash as of June 10, 2004, together with funds expected to be generated by operations, and additional advances from Optel, will be sufficient to satisfy our working capital needs for the next twelve months.

If the requisite stockholder approval of the debt restructuring transaction is not obtained, we cannot guarantee that we can successfully raise additional financing on terms favorable to us, or at all, or that our creditors will agree to any restructuring of outstanding liabilities. The inability to raise additional financing in the near term and/or restructure our outstanding liabilities would have a material adverse effect on our operations. Although management is working to address these uncertainties, we cannot assure you that these efforts will be successful and that we will achieve profitability or, if we achieve profitability, that it will be sustainable, or that we will continue as a going concern.

We are unable to meet our current obligations.

As of March 31, 2004, we had approximately $0.3 million of unrestricted cash and cash equivalents, approximately $5.7 million in accounts payable and accrued liabilities, approximately $13.6 million in accrued litigation charges, approximately $21.2 million in current notes payable and approximately $0.5 million in long-term liabilities. We are currently unable to pay our liabilities as they become due. During the past year, several creditors commenced legal proceedings against us, and two of our significant creditors, CIT Technologies Corporation and Jabil Circuit, Inc., commenced legal proceedings against us seeking approximately $23.0 million in damages. As of the date of this prospectus, we have entered into settlement agreements with most of our creditors, including CIT Technologies Corporation and Jabil Circuit, Inc. Payments under these and other settlement agreements have been funded by Optel. In addition, the approximately $23.9 million of outstanding debt owed to Optel as of June 11, 2004, currently matures on July 31, 2004.

If we do not reach an agreement upon definitive documentation on the debt restructuring with Optel or obtain the requisite stockholder approval for the debt restructuring transaction, we would be unable to meet our obligations to Optel and our creditors, and in an attempt to collect payment, our creditors, including Optel, may seek legal remedies, including filing a petition for involuntary bankruptcy, or we may elect to seek relief by filing a voluntary bankruptcy petition.

We need to raise additional capital.

From February 2003 through June 11, 2004, we have raised approximately $24.8 million from Optel, pursuant to several secured promissory notes, of which approximately $23.9 million, exclusive of accrued interest, was outstanding as of June 11, 2004. The secured promissory notes bear interest at a rate of 10%, mature on July 31, 2004, unless certain specified events occur accelerating their maturity, and are secured by a first priority security interest in substantially all of our assets pursuant to a separate security agreement between us and Optel. As of the date of this prospectus, we are unaware of any other funding source that would be willing to provide future financing.

Although we have entered into a non-binding term sheet for the restructuring of the Optel debt discussed above, we cannot guarantee that we will enter into definitive documentation with Optel or obtain the requisite stockholder approval of the debt restructuring transaction and/or that additional advances from Optel will be adequate to meet our operating expenses. For our ongoing operations, we may need to raise additional capital, which may not be available on acceptable terms, if at all. We may also require additional capital to acquire complementary products or to obtain the right to use complementary technologies. If we enter into definitive documentation for the Optel debt restructuring and we obtain the requisite stockholder approval of the Optel debt restructuring transaction, Optel will have the right to convert the outstanding debt into a significant number of shares of our common stock and we will issue to Optel certain warrants to purchase a significant number of shares of our common stock. While the maturity date extension of the outstanding debt and the additional advances under the debt restructuring could help us remain a going concern, Optel’s conversion of the outstanding debt and exercise of the warrants issued pursuant to the debt restructuring would significantly dilute the ownership percentage of the existing stockholders.

While we have also been exploring alternative financing for raising additional funding, in the event that the requisite stockholder approval of the Optel debt restructuring is not obtained, we currently do not have definitive plans for alternative sources of financing. In the future, if we issue additional equity securities to raise funds, the ownership percentage of the existing stockholders would be diluted, and the new investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Additional debt incurred by us would be senior to equity with respect to the ability of the debt holders to make claims on our assets. In addition, the terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, we may be required to curtail our operations significantly or to seek funds through arrangements with strategic partners or other parties that may require us to relinquish material rights to certain of our products, technologies or potential markets, or we may be forced to seek protection under bankruptcy laws.

We are exposed to various risks related to legal proceedings or claims.

We have been, currently are and in the future may be, involved in legal proceedings or claims regarding employment law issues, contractual claims, securities laws violations and other matters. These legal proceedings and claims, whether with or without merit, could be time-consuming and expensive to prosecute or defend and could divert management’s attention and resources. There can be no assurance regarding the outcome of current or future legal proceedings. We have incurred and may continue to incur significant litigation expenses associated with legal proceedings and claims, which have and could continue to have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a sole contract manufacturer to produce our printed circuit card assemblies and rely on sole and limited source suppliers which could adversely affect our operations.

In January 2002, we implemented a new outsourcing strategy with Jabil Circuit, Inc. to provide product assembly, direct order fulfillment, design for manufacturability and product cost improvement services for all of our Network Information Computer and Network Access Agents products. Jabil Circuit, Inc. terminated its agreement with us as a result of non-payment and commenced an arbitration proceeding against us on February 27, 2003. On December 5, 2003, we entered into a manufacturing services letter agreement with Jabil Circuit, Inc. pursuant to which Jabil Circuit, Inc. provided us with manufacturing services primarily for the manufacture and testing of printed circuit card assemblies used in our products. The letter agreement expired on December 30, 2003 and was extended until March 31, 2004. Effective as of May 11, 2004, we entered into a settlement agreement with Jabil Circuit, Inc., which resolved and settled certain disputes between us and provides for Jabil Circuit, Inc.’s continuing manufacturing services to us. In the future, any failure to maintain these agreements or enter into a substitute manufacturing agreement in a timely fashion could interrupt our operations and adversely impact our ability to manufacture our products, book sales and fulfill customer orders.

We currently utilize several key components in the manufacture of our products from sole-source or limited source suppliers. Certain laser and laser amplifier components, power supplies, touch-screen sensors, single-board computers and SONET overhead terminators used in the Network Information Computer and the Network Access Agent products are sourced from a single or a limited number of suppliers. We purchase a filter, a controller board and an interface board from a single or limited number of suppliers for the Network Access Agent product. Certain oscillators, power supplies, single board computers, and other optical components are key components in the manufacture of our Optical Test Systems products and are sourced from a single or limited number of supplies. We use detectors, switches and an imbedded operating system as key components in the manufacture of our Optical Wavelength Manager products that are sourced from a single or limited number of suppliers. We are currently attempting to qualify certain additional suppliers for certain of the sole-sourced components. The loss of a supplier for any of these key components could seriously disrupt our operations.

We forecast product sales quarterly and order materials and components based on these forecasts. Lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, purchase terms and demand for a component at a given time. There may be excess or inadequate inventory of certain materials and components if actual orders vary significantly from forecasts.

In the past, there have been industry-wide shortages in some of the optical components used in our products. If such shortages occur again, suppliers may be forced to allocate available quantities among their customers and we may not be able to obtain components and material in a timely manner, if at all. These shortages could lead to delays in shipping our products to our customers, which could significantly harm our business. Additionally, if prices of these components increase significantly, our margins on our products will decrease.

Our principal stockholder has substantial influence over us and our other stockholders could suffer from his potential conflict of interest as our most significant creditor.

As of June 10, 2004, Dr. Bryan J. Zwan, our chairman of the board, beneficially owned 18,183,750, or approximately 53.2%, of the outstanding shares of our common stock (including 6,665,000 shares, or approximately 19.5% of our common stock, which are subject to forward sales agreements). Dr. Zwan has the ability to cause a change in control of our board of directors by electing candidates of his choice to the board at a stockholder meeting and has the ability to approve or disapprove any matter requiring stockholder approval pursuant to which he is entitled to vote, regardless of how our other stockholders may vote. Further, under Delaware law, Dr. Zwan may exercise his voting power by written consent, without convening a meeting of the stockholders. Dr. Zwan has significant influence over our affairs, including the power to cause, delay or prevent a change in control transaction or sale of all or substantially all of our assets, which in turn could adversely affect the market price of our common stock.

As of June 11, 2004, we owe Optel, LLC and Optel Capital, LLC, entities controlled by Dr. Zwan, approximately $23.9 million, exclusive of accrued interest, which debt is secured by a security interest in substantially all of our assets and matures on July 31, 2004. If we do not enter into definitive documentation with respect to the restructuring of the Optel debt and do not obtain the requisite stockholder approval of the debt restructuring transaction, we will not be able to repay the outstanding debt when it becomes due, and Dr. Zwan’s interest as a major creditor could conflict with his interest as the principal stockholder. Conversely, if the requisite stockholder approval of the debt restructuring transaction is obtained, Optel’s ability to convert the outstanding debt and exercise the warrants issued in connection with the debt restructuring would significantly dilute the ownership percentage of the existing stockholders, giving Dr. Zwan even greater control over the Company.

We experience fluctuations in our operating results.

Our quarterly operating results have fluctuated in the past and future quarterly operating results are likely to vary significantly due to a variety of factors which are outside our control. Factors that could affect our quarterly operating results include the following:

–	announced capital expenditure cutbacks by customers within the telecommunications industry;

–	pricing changes by our competitors;

–	the limited number of our major customers;

–	the product mix, volume, timing and number of orders received from our customers;

–	the long sales cycle for obtaining new orders;

— the timing of introduction and market acceptance of new products;

— our success in developing, introducing and shipping product enhancements and new products;

— our ability to enter into long term agreements or blanket purchase orders with customers;

— our ability to obtain sufficient supplies of sole or limited source components for our products;

— our ability to attain and maintain production volumes and quality levels for our current and future products;

— changes in costs of materials, labor and overhead; and

— the financial condition of our customers.

Our operating results for any particular quarter may not be indicative of future operating results, in part because our sales often reflect orders shipped in the same quarter in which they are received, which makes our sales vulnerable to short-term fluctuations. These factors have historically been and are expected to continue to be difficult to forecast. Any unfavorable changes in these or other factors could have a material adverse effect on our business, financial condition and results of operations.

Our revenues and operating results generally depend on the volume and timing of the orders we receive from customers and our ability to fulfill the orders received. Orders may be cancelled, modified or rescheduled after receipt. Most of our operating expenses are relatively fixed and cannot be reduced in response to decreases in net sales. The timing of orders and any subsequent cancellation, modification or rescheduling of orders have affected and will continue to affect our results of operations from quarter to quarter. The deferral of any large order from one quarter to another could have a material adverse effect on our business, financial condition and results of operations. We must obtain orders during each quarter for shipment in that quarter to achieve our revenue and profit objectives.

The actions we have taken to reduce costs may have long-term adverse effects on our business.

We have taken steps during 2001, 2002 and 2003 to reduce costs. In October 2001, we reduced the workforce by 38 employees and consultants across all departments and instituted temporary executive salary reductions of up to 20.0%. In January 2002, we implemented additional cost reduction initiatives including a reduction in force of 46 employees and contractors and the outsourcing of manufacturing and production for our Network Information

Computer and Network Access Agent product lines. In November 2002, we reduced the workforce by approximately 42 positions. In January 2003, we implemented two additional reductions in workforce of 37 and 48 positions, respectively. In March 2003, we further reduced our workforce by 12 positions. For the period April 2003 through December 2003, an additional 22 positions were eliminated.

There are several risks inherent in our efforts to transition to a reduced cost structure, including, but not limited to, the risk that we will not be able to sustain our cost structure at a level necessary to restore profitability, resulting in the need for further restructuring initiatives that would entail additional charges and the risk that our ability to effectively develop and market products and remain competitive in the industries in which we compete will be impaired. Our cost-cutting measures could have long-term effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, limiting our ability to increase production quickly if the demand for our products increases and limiting our ability to hire and retain key personnel. These circumstances could have a material adverse effect on our business, financial condition and results of operations.

Changes in United States and worldwide economies and fluctuations in capital expenditures within the telecommunications industry could adversely affect us.

Our products are mainly purchased and used by telecommunications customers. Our sales are impacted by the following marketplace conditions:

—     the continued weak economic conditions in the United States and global markets, resulting in decreased capital expenditures by telecommunication equipment manufacturers and equipment rental and leasing companies;

—     the significant bankruptcies and decreased capital expenditures in the telecommunications sector in the United States and global markets by competitive local exchange carriers, Internet service providers and enterprise network operator segments; and

— although becoming increasingly active, the incumbent local exchange carriers historically have been slow to implement bandwidth expansion strategies.

These marketplace conditions may contribute to quarterly or annual fluctuations in our operating results and could have a material adverse effect on our business, financial condition and results of operations. In addition, the threat of terrorism and war may cause further disruptions to the economy, create further uncertainties and have a material adverse effect on our business, operating results, and financial condition.

We may not be able to achieve sustained operating profitability.

We shipped our first product, the Network Information Computer, in February 1996, and we have shipped in excess of 5,150 units. However, we have experienced limited product shipments with respect to our Network Access Agent, Optical Test System, and Optical Wavelength Monitor products. In addition, we have incurred substantial costs, including costs to:

— develop and enhance our technology and products;

— develop our engineering, production and quality assurance operations;

— recruit and train sales, marketing and customer service groups;

— build administrative and operational support organizations; and

— establish international sales channels and strengthen existing domestic sales channels.

Our net losses totaled approximately $32.4 million and $63.5 million for the years ended December 31, 2003 and December 31, 2002, respectively. For the three months ended March 31, 2004, we reported a net loss of approximately $2.5 million. We anticipate that our losses will continue at least into the first half of 2004 as we create and introduce new products and technologies and develop additional distribution channels. We expect that any related increases in revenues will lag behind these cost increases for the foreseeable future. If we cannot fund expected losses until we achieve operating profitability or positive cash flow from operations, we may not be able to meet our cash and working capital requirements, which would have a material adverse effect on our business, financial condition and results of operations.

We may engage in acquisitions, mergers, strategic alliances, joint ventures and divestitures that could result in financial results that are different than expected.

In the normal course of business, we engage in discussions with third parties relating to possible acquisitions, mergers, strategic alliances, joint ventures and divestitures. As part of our business strategy, we completed two asset acquisitions during 2002. Acquisition transactions are accompanied by a number of risks, including:

— use of significant amounts of cash;

— potentially dilutive issuances of equity securities on potentially unfavorable terms;

— incurrence of debt on potentially unfavorable terms as well as amortization expenses related to goodwill and other intangible assets; and

— the possibility that we may pay too much cash or issue too much of our stock as consideration for an acquisition relative to the economic benefits that we ultimately derive from such acquisition.

The process of integrating any acquisition may create unforeseen operating difficulties and expenditures including the following:

—     diversion of management time during the period of negotiation through closing and further diversion of such time after closing from focus on operating the businesses to issues of integration and future products;

— decline in employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects or the direction of the business;

—     the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

— the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had been smaller, private companies;

— the need to incorporate acquired technology, content or rights into our products and unanticipated expenses related to such integration; and

— the need to successfully develop an acquired in-process technology to achieve the value currently capitalized as intangible assets.

From time to time, we may engage in discussions with candidates regarding the potential acquisition of our product lines, technologies and businesses. If such divestiture were to occur, there can be no assurance that our business, operating results and financial condition will not be materially and adversely affected. A successful divestiture depends on various factors, including our ability to:

— effectively transfer liabilities, contracts, facilities and employees to the purchaser;

— identify and separate the intellectual property to be divested from the intellectual property that we retain; and

— reduce fixed costs previously associated with the divested assets or business.

In addition, if customers of the divested business do not receive the same level of service from the new owners, this may adversely affect our other businesses to the extent that these customers also purchase other Digital Lightwave products. All of these efforts require varying levels of management resources, which may divert attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted.

We are dependent on key personnel and we have had difficulties recruiting and retaining executive officers.

Our success depends to a significant degree upon the continued contributions of key management and other personnel, some of whom could be difficult to replace. We do not currently maintain key man life insurance covering our officers. Our success will depend on the performance of our officers, our ability to retain and motivate our officers, our ability to integrate new officers into our operations and the ability of all personnel to work together effectively as a team. We have had significant turnover of our executive officers in the past and could continue to have problems retaining and recruiting executive officers in the future. In October 2001, our former Chief Financial Officer and Secretary, Steven Grant, resigned; in January 2002, our former Chairman of the Board, President and Chief Executive Officer, Gerry Chastelet, resigned; in August 2002, our former President and Chief Executive Officer, Dr. Bryan Zwan, resigned; on February 19, 2003, our former Executive Vice President, Finance, Chief Financial Officer and Secretary, Mark E. Scott, resigned; and on May 23, 2003, our former Vice President and Chief Accounting Officer, Joseph Ebner, resigned. Our failure to retain and recruit officers and other key personnel could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a limited number of products and are uncertain of the market for our current products and planned products.

The majority of our sales are from our initial product, the Network Information Computer, and we expect that sales of Network Information Computers will continue to account for a substantial portion of our sales for the foreseeable future. During 1998, we started shipping a commercial version of our Network Access Agent based on the same core technology as the Network Information Computer. We cannot predict the future level of acceptance by our customers of the Network Access Agent product and we may not be able to generate significant revenues from this product. We are uncertain about the size and scope of the market for our current and future products, including the product lines we have acquired. Our future performance will depend on increased sales of the Network Information Computer, market acceptance of the Network Access Agent, our ability to successfully transition the Optical Wavelength Monitor and Optical Test System products obtained in 2002, and the successful development, introduction and market acceptance of other new and enhanced products. Market acceptance of our products and our credibility with our customers might be diminished if we are delayed in introducing or producing new products or fail to detect software or hardware errors in new products (which frequently occur when new products are first introduced). Any delay in introducing or producing new products or failure to detect software or hardware errors in new products could have a material adverse effect on our business, financial condition and results of operations.

Our industry is subject to rapid technological change.

To remain competitive, we must respond to the rapid technological change in our industry by developing, manufacturing and selling new products and technology and improving our existing products and technology. The market in which we compete is characterized by the following:

— rapid technological change;

— changes in customer requirements and preferences;

— frequent new product introductions; and

— the emergence of new industry standards and practices.

These factors could cause our sales to decrease or render our current products obsolete. Our success will depend upon our ability to:

—	create improvements on and enhancements to the existing products;

—	develop, manufacture and sell new products to address the increasingly sophisticated and varied needs of our current and prospective customers;

—	respond to technological advances and emerging industry standards and practices on a cost effective and timely basis; and

—	increase market acceptance of our products.

The failure to meet these objectives or to adapt to changing market conditions or customer requirements could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the continued growth of the Internet.

A significant portion of our revenues comes from telecommunications carriers, telecommunications equipment manufacturers and other customers that rely upon the growth of the Internet. Our future results of operations substantially depend on the continued acceptance and use of the Internet as a medium for commerce and communication. The rapid growth in the use of and interest in the Internet and online services is a recent phenomenon. Our business could be harmed if this rapid growth does not continue or if the rate of technological innovation, deployment or use of the Internet slows or declines. The growth and development of the market for Internet-based services may prompt the introduction of new laws and regulations. Laws may impose additional burdens on those companies that conduct business online and could decrease the expansion of the use of the Internet. A decline in the growth of the Internet could decrease demand for our products and services or increase the cost of doing business and could have material adverse effects on our business, financial condition and results of operations.

Our products serve an industry that is extremely competitive and such competition may negatively affect our business.

The market for our products is intensely competitive and is subject to rapid technological change, frequent product introductions with improved performance, competitive pricing and shifting industry standards. We believe that the principal factors on which we compete include the following:

—	product performance;

—	product quality;

—	product reliability;

—	value;

—	customer service and support; and

—	length of operating history, industry experience and name recognition.

We believe that the principal competitors for our portable Network Information Computers and handheld test products are Acterna, Agilent, Anritsu, Exfo, NetTest and Sunrise. We believe that the principal competitors for our Network Access Agent, Optical Test System and Optical Wavelength Monitor products, our other centralized network test and monitoring systems, and our design and manufacturing test products are Acterna, Agilent, Anritsu, Exfo, and Spirent. Many of our competitors and certain prospective competitors have significantly longer operating histories, larger installed bases, greater name recognition and significantly greater technical, financial, manufacturing and marketing resources. In addition, a number of these competitors have long established relationships with our customers and potential customers. We expect that competition will increase in the future and that new competitors will enter the market for most, if not all, of the products we currently do and will offer. Increased competition could reduce our profit margins and cause us to lose, or prevent us from gaining, market share. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a limited number of major customers and a decrease in orders from any major customer could decrease our revenues.

For the three months ended March 31, 2004, two customers, Control Concepts and Arbiter Solutions, accounted for approximately 30.9% and 12.4% of our total sales, respectively. For the fiscal year ended December 31, 2003, two customers accounted for approximately 27.0% of sales. In fiscal year 2002, one customer, Technology Rental Services, accounted for approximately 10.0% of our total sales. No other customer accounted for sales of 10.0% or more during the three months ended March 31, 2004 and the preceding two fiscal years. On June 8, 2004, we entered into a mediation settlement agreement with CIT Technologies Corporation, an affiliate of Technology Rental Services, and although a settlement has been reached, our payment history may have an adverse effect on future sales to this customer. There can be no assurance regarding the amount or timing of purchases by any customer in any future period, and business fluctuations affecting our customers have affected and will continue to affect our business.

Our success is dependent upon our ability to broaden our customer base to increase the level of sales. None of our customers has a written agreement with us that obligates them to purchase additional products from us. If one or more of our major customers decide not to purchase additional products or cancels orders previously placed, our net sales could decrease which could have a material adverse effect on our business, financial condition and results of operations.

Our products may not continue to meet changing regulatory and industry standards.

Our products must meet industry standards and regulations that are evolving as new technologies are deployed. In the United States, our products must comply with various regulations promulgated by the Federal Communications Commission and Underwriters Laboratories, as well as industry standards established by the American Standards Institute and other organizations. Internationally, our products must comply with standards established by the European Union and communication authorities in other countries as well as with recommendations of the Consultative Committee on International Telegraph and Telephony. Some of our planned products may be required to be certified by Bell Communications Research in order to be commercially viable. The failure of our products to comply, or delays in compliance, with the various existing and evolving regulations could prevent us from selling our products in certain markets which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on proprietary technology.

Our success and our ability to compete depend upon our proprietary technology that is protected through a combination of patent, copyright, trade secret and trademark law. As of March 26, 2004, we have six issued patents relating to the Network Information Computer and Network Access Agent technology, and two issued patents relating to the Dense Wavelength Division Multiplexing technology in the United States. We have filed continuation applications for each of these issued patents. Currently, we have 14 patents pending relating to our technology. We cannot assure you that the patents for which we have applied or intend to apply will be issued or that the steps that we take to protect our technology will be adequate to prevent misappropriation. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Our business strategy includes a plan to expand our presence in international markets and the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States.

To further protect our proprietary information, we generally enter into non-disclosure agreements and proprietary information and invention assignment agreements with our employees and suppliers and limit access to, and distribution of, our proprietary information. It may be possible for third parties to copy or otherwise obtain and use our technology without authorization despite these precautions.

We may either license our proprietary rights to third parties or license certain technologies from third parties for use in our products. The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We believe that our technology does not infringe on the proprietary rights of others and we have not received any notice of claimed infringements. However, third parties may assert infringement claims against us in the future that may or may not be successful. We could incur substantial costs regardless of the merits of the claims if we must defend ourselves or our customers against such claims. Parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to sell our products and could obtain an award of substantial damages. We may be required to obtain one or more licenses from third parties, including our customers, in the event of a successful claim of infringement against us. Any such claim could have a material adverse effect on our business, financial condition and results of operations.

Conversely, we may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed before such detection takes place. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. Furthermore, some intellectual property rights are licensed to other companies, allowing them to compete with us using that intellectual property.

The market price of our common stock may be volatile.

The market price of our common stock has been and is likely in the future to be highly volatile. Our common stock price may fluctuate significantly in response to factors such as:

–	quarterly variations in operating results;

–	announcements of technological innovations;

–	new product introductions by us or our competitors;

–	competitive activities;

–	changes in earnings estimates by analysts or our failure to meet such earnings estimates;

–	significant issuances of warrants to purchase common stock;

–	significant outstanding debt becoming convertible;

–	announcements by us regarding significant acquisitions, strategic relationships or capital expenditure commitments;

–	additions or departures of key personnel;

–	issuances of convertible or equity securities for general or merger and acquisition purposes;

–	issuances of debt or convertible debt for general or merger and acquisition purposes;

–	changes in federal, state or foreign regulations affecting the telecommunications industry;

–	general market and economic conditions; and

–	developments relating to significant litigation.

The stocks of technology companies have experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors listed above may have a material adverse effect on the market price of our common stock, regardless of our actual operating performance, and fluctuations in the market price of our common stock could have a material adverse effect on our business, financial condition and results of operations.

The sale of a significant number of shares of our stock could depress the price of our stock.

Sales or issuances of a large number of shares of our common stock in the public market or the perception that sales may occur could cause the market price of our common stock to decline. As of June 10, 2004, approximately 34,148,696 shares of our common stock were outstanding. Of these shares, 27,629,946 are eligible for sale in the public market without restriction (including 6,665,000 shares held by Dr. Zwan that are subject to forward sales agreements and 5,000,000 shares held by an entity controlled by Dr. Zwan that are being registered for resale under this prospectus). The remaining 6,518,750 shares of outstanding common stock are held by Dr. Zwan, our principal stockholder, and other insiders of Digital Lightwave. As an “affiliate” (as defined under Rule 144 of the Securities Act of 1993, as amended) of Digital Lightwave, Dr. Zwan and the other insiders of Digital Lightwave may only sell their shares of common stock in the public market in compliance with the volume limitations of Rule 144.

Additionally, pursuant to the mediation settlement agreement between us and CIT Technologies Corporation dated June 8, 2004, we issued to CIT Technologies

Corporation 2,500,000 shares of our common stock, all of which are being registered for resale under this prospectus. Lastly, in the event that we enter into definitive documentation with Optel with respect to the restructuring of the Optel debt and we obtain the requisite stockholder approval, Optel will have the right to convert the total outstanding debt into a significant number of shares of our common stock and we will issue certain warrants to Optel exercisable into a significant number of shares of our common stock. We would be required to register the resale of the shares subject to the conversion of the outstanding debt and exercise of the warrants. Conversion of the outstanding notes and exercise of the warrants by Optel would substantially dilute the ownership of existing stockholders and the resale of such shares could depress the price of our stock.

Our common stock could be delisted from The Nasdaq National Market.

Our common stock trades on The Nasdaq National Market, which specifies certain requirements for the continued listing of common stock. The volatility of the price of our common stock and/or the depression of our stock price through the sale of a significant number of shares of our common stock could cause our stock price to fall to a level that would preclude compliance with Nasdaq’s continued listing requirements, which could result in the delisting of our common stock from The Nasdaq National Market.

In the event our shares were to be delisted from The Nasdaq National Market, we would attempt to have our common stock traded on the Nasdaq SmallCap Market. However, there can be no assurance that we would meet the listing requirements of the Nasdaq SmallCap Market in such event. If our common stock were to be delisted, it would seriously limit the liquidity of our common stock and impair our ability to raise future capital through the sale of our common stock, which could have a material adverse effect on our business, financial condition and results of operations. In addition, delisting could reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically, and may have an adverse effect on the trading price of our common stock.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered by this prospectus are solely for the accounts of the selling stockholders. We will not receive any proceeds from the sale of these shares.

SELLING STOCKHOLDERS

The table below sets forth the following information:

•	the name of each selling stockholder;

•	the number of shares each selling stockholder beneficially owns prior to the offering;

•	the number of shares each selling stockholder may resell under this prospectus; and

•	the number of shares and the percentage of outstanding common stock each selling stockholder would own, assuming that each selling stockholder sells all of the shares it may sell under this prospectus and does not buy or otherwise acquire beneficial ownership of any additional shares of our common stock.

The number and percentage of shares beneficially owned is determined as of June 10, 2004, based on 34,148,696 shares outstanding on June 10, 2004, in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power, and also includes shares that an individual has the right to acquire within 60 days of June 10, 2004 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, the selling stockholders have sole voting and investment power with respect to the shares shown as beneficially owned.

All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information. The selling stockholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock since the date as of which the information in the table is presented. We may, from time to time, supplement or amend this prospectus, as required, to provide other information with respect to the selling stockholders.

	Shares Beneficially Owned Prior to the Offering		Shares Offered by this Prospectus	Shares Beneficially Owned After the Offering
Selling Stockholders	Number	Percent		Number	Percent

ZG Nevada Limited Partnership (1)	18,183,750	53.2%	5,000,000	13,183,750	38.6%

CIT Technologies Corporation (2)	2,500,000	7.3%	2,500,000	—	—

(1) Shares beneficially owned prior to and after the offering include 6,665,000 shares currently subject to a forward sales contract. ZG Nevada Limited Partnership is controlled by Dr. Bryan Zwan, our chairman of the board of directors and majority stockholder. Dr. Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attention: Louis D. Soto.

(2) On June 8, 2004, we issued to CIT Technologies Corporation 2,500,000 shares of our common stock, pursuant to the mediation settlement agreement between us and CIT Technologies Corporation dated June 8, 2004, and we are registering the 2,500,000 shares pursuant to a registration rights agreement between us and CIT Technologies Corporation dated June 8, 2004. Neither CIT Technologies Corporation nor any of its affiliates, officers, directors or principal equity holders has held any position or office with us within the past three years. CIT Technologies Corporation is a party to certain material contracts with us.

DESCRIPTION OF COMMON STOCK

Digital Lightwave was incorporated in California in 1990 and reincorporated in Delaware in 1996. The following summary is a general description of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws as these documents will be in effect upon the completion of this offering. Complete details can be found in our Certificate of Incorporation and Bylaws, copies of which are on file with the Securities and Exchange Commission. See “Where You Can Find More Information.”

We have authority to issue 200,000,000 shares of common stock, $.0001 par value per share. As of June 10, 2004, we had 34,148,696 shares of common stock outstanding.

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholder. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up            , the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to preferences applicable to shares of our preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of our common stock are, and the shares of common stock offered by this prospectus will be, fully paid and nonassessable.

Transfer Agent and Registrar.

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

PLAN OF DISTRIBUTION

We are registering shares on behalf of the selling stockholders. As used in this prospectus, “Selling Stockholders” include donees and pledgees selling shares received from the named selling stockholders after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. The selling stockholders may use any one or more of the following methods when selling shares:

–	sales on The Nasdaq National Market;

–	sales in the over-the-counter market;

–	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

–	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

–	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

–	privately negotiated transactions;

–	transactions in which broker-dealers agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

–	a combination of any such methods of sale; and

–	any other method permitted pursuant to applicable law.

Such transactions may or may not involve brokers or dealers. Each selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market. The selling stockholders also may resell all or a portion of the shares registered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

If we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the names of the selling stockholders and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus will be passed upon by Fowler White Boggs Banker P.A., counsel to Digital Lightwave.

EXPERTS

The financial statements for the years ended December 31, 2003 and December 31, 2002 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Grant Thornton LLP, independent accountants, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for the year ended December 31, 2001 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”). Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. You can call the SEC at 1-800-732-0330 for further information about the Public Reference Room. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of initial filing of the registration statement will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2003;

2.	Our Quarterly Report on Form 10-Q for the period ended March 31, 2004;

3.	Our Current Reports on Form 8-K filed on January 29, 2004, February 23, 2004, March 15, 2004, May 13, 2004, May 25, 2004, and June 14, 2004; and

4.	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 1, 1996, pursuant to Section 12 of the Exchange Act, including any amendments and reports updating such description filed subsequently.

Current Reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Item 9 or 12 of Form
8-K are not incorporated herein by reference.

All documents and reports filed by us with the SEC (other than Current Reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished pursuant to Item 9 or 12 of Form 8-K, unless otherwise indicated therein) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of this offering shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to those documents. You should direct any requests for documents to James Green, 15550 Lightwave Drive, Clearwater, Florida 33760, telephone: (727) 442-6677.